Exhibit 99.5

PRESS RELEASE

INTESA SANPAOLO: RATING AGENCIES

Torino, Milano,  January 2, 2007 – Intesa Sanpaolo communicates that today:

•                           Fitch has upgraded the Support rating of Intesa Sanpaolo to 1 from 2. The bank’s other ratings are affirmed at long-term debt AA-, short-term debt F1+ and Individual B. The outlook is stable.

•                           Standard & Poor’s has affirmed Intesa Sanpaolo’s long-term debt rating at AA- and short-term debt rating at A-1+. The outlook is stable.

This communication does not constitute an offer to purchase, sell or exchange or the solicitation  of an offer to purchase, sell or exchange any securities.  The shares of Intesa Sanpaolo S.p.A. may not be  offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

Investor Relations	Media Relations
Andrea TAMAGNINI	Costanza ESCLAPON
+39.02.87943180	+39.02.87963531
Dean QUINN	Filippo VECCHIO
+39.011.5552593	+39.011.5557747
investorelations@bancaintesa.it	stampa@bancaintesa.it
investor.relations@sanpaoloimi.com	infomedia@sanpaoloimi.com

www.intesasanpaolo.com